TMT Acquisition Corp

420 Lexington Avenue, Suite 2446

New York, NY 10170

March 23, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

   Brigitte Lippmann

Re:	TMT Acquisition Corp
Registration Statement on Form S-1, as amended
Filed September 29, 2021
File No. 333-259879

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TMT Acquisition Corp hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Time on March 27, 2023, or as soon as practicable thereafter.

Very truly yours,

/s/ Dajiang Guo
Dajiang Guo
Chief Executive Officer

cc:	The Crone Law Group P.C.
Loeb & Loeb LLP